August 29, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C.
20549-0405

Attention: H. Roger Schwall/Yong Choi

Re:	Rubicon Minerals Corporation

Form 20-F for the Year Ended December 31, 2004

Filed April 6, 2005

            File No. 001-32292

Dear Sirs,

On April 6 2005, Rubicon Minerals Corporation (the “Company”) filed an annual report on Form 20-F for the year ended December 31, 2004 (the “Form 20-F”) with the United States Securities and Exchange Commission (the “SEC”). On August 12, 2005, the staff of the SEC (the “Staff”) issued the Company a letter setting forth comments to the Form 20-F. Set forth below are the Company’s responses to the comments of the Staff.

The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter. Page and paragraph references contained in the Company’s responses refer to the page numbers and paragraphs of the amended annual report (Amendment No. 1) filed herewith.

In connection with our response to the Staff’s comments, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*****

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX

Securities and Exchange Commission
August 29, 2005

Accounting Comments

Form 20-F for the Year Ended December 31, 2004

Consolidated Financial Statements, page 65

Differences between Canadian and United States Generally Accepted Accounting Principles, page 86

1.
We note you have expensed all deferred property costs, including acquisition and option payments costs. Given the consensus reached in EITF issue 04-2 Whether Mineral Rights Are Tangible or Intangible Assets, explain to us why you believe that your accounting policy for property acquisition costs is consistent with United States generally accepted accounting principles.

Response: The Company has recognized an impairment loss, consistent with FASB no 144, as it cannot yet substantiate and quantify the assets’ undiscounted cash flows. The Company and/or its partners continue to carry out additional exploration to determine the geological and economic potential of these mineral properties.

Exhibit 99.1 and 99.2

2.	Please revise the certification to he consistent with the language specified in the standard version. Please refer to the Instructions as to the Exhibits, exhibit 12, of Form 20-F.

Response:  The Company has revised the certifications in accordance with the Staff’s comments. The Company’s CFO, Peter G. Wong, who submitted the certifications for the Company’s Form 20-F filed on April 6. 2005, resigned effective August 24, 2005. The undersigned hereby submits the required CFO certifications as acting CFO of the Company.

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX

Securities and Exchange Commission
August 29, 2005

Engineering Comments

Form 20-F for the Year Ended December 31, 2004

Goldcorp Option Agreement, page 23

3.	The fourth paragraph of this section describes sample up to an assay value of 0.37 g/t gold. As a general checklist, when reporting the results of sampling and chemical analyses:

•	Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.
•	Eliminate all disclosure of the highest values or grades of sample sets.
•	Eliminate grades disclosed as “up to” or “as high as.”
•	Eliminate statements containing grade and/or sample-width ranges.
•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
•	Generally, use tables to improve readability of sample and drilling data.
•	Soil samples may be disclosed as a weighted average value over an area.
•	Refrain from reporting single soil sample values.
•	Convert all ppb quantities to ppm quantities for disclosure.

Please revise the filing accordingly.

Response:  The Company has revised last sentence of the fourth paragraph under the heading “Goldcorp Option Agreement” on page 24 to delete “up to 34 meters,”“numerous,”“up to” and “gold.”

Point Leamington Property, page 31

4. The second paragraph refers to a resource estimate funded TLC ventures. Specify whether these resources are measured, indicated, or inferred. It is very important to clearly distinguish between “Reserves,” which have a clearly defined technical, legal, and economic meaning and “Non-reserve” mineralization that may or may never be mined at a profit for various reasons. In addition, within a “Non-Reserve” section, disclose the measured and indicated resources separately from the inferred resources, using separate tables and narratives. Resources should only be reported as “in place” tonnage and grade, and should not be disclosed as units of product,

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX

Securities and Exchange Commission
August 29, 2005

such as ounces of gold or pounds of copper. The relative quality, reliability, and risk associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader.

Before the Measured and Indicated Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.

This section uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.

U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Before the Inferred Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

This section uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Response: The public disclosure of TLC Ventures, a company at arms length to the Company, indicates that a “cut-off” value of one percent zinc was used in the Point Leamington resource calculation. In the opinion of the Company’s qualified person, David Copeland, the resource does not have “reasonable prospects for economic extraction.” Accordingly, the

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX

Securities and Exchange Commission
August 29, 2005

Company has removed reference to the resource from the Form 20-F. The Company has revised the Form 20-F to provide the required Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources in regard to the McFinley 43-101 Inferred resource on pages 22-23.

5.
Mineral resources must have “reasonable prospects for economic extraction.” This means that any reportable “resource” estimates must have been delimited using an economically based cutoff grade to segregate resources from just mineralization. Disclose the cutoff grade used to delimit the tonnage estimates. Also, disclose the analysis and relevant factors that substantiate the cutoff grades used were based on reasonable economic assumptions. The relevant factors must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, operational and capital costs, and reasonable metal prices based on the recent historic three-year average. Or if the resource estimates are not based on economic cutoffs, remove the estimates from the filing.

Response: See response to Comment No. 4 above.

Investments, page 32

6.
It is not clear to us that you describe and locate all the properties of the subsidiary Toquima Minerals Corporation and its subsidiary Fremont Minerals Corporation. No properties from Nevada or Arizona are listed or described in this filing. Three properties, among others, which may be missing are Leach springs, Yuma King, and Pine Grove.

Response:  The Company has revised the Form 20-F in accordance with the Staff’s comments to include the description of Toquima’s properties on pages 33 through 37. The option on the Yuma King Porperty was dropped in July, 2004. Therefore, the Company has not described the Yuma King property in the amended Form 20-F.

7.
The exhibits listed under footnote number 5 were not uploaded into Edgar. Please upload the agreement letter to Perry English and remove the technical report attached as exhibits. See paragraph (b)(7) of Industry Guide 7.

Response:  The Perry English Agreement was filed with the SEC as Exhibit 4.72 to the Company’s annual report on Form 20-F filed June 30, 2003. The Company has revised the exhibit index listing the Perry English Agreement to correctly incorporate such Agreement filed on June 30, 2003 by reference. The Company also removed the technical report attached as exhibits in accordance with the Staff’s comments.

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX

Securities and Exchange Commission
August 29, 2005

*****

If you have any questions regarding the above, please contact the undersigned at (604) 623-3333 or by fax at (604) 623-3355.

                                    Very truly yours,

By:	/s/David A. Adamson
David A. Adamson
Chief Executive Officer

         4818-2805-8368\1\451667\00001 29/8/2005 11:44 AM

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6 Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com
RMX.TSX